

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 17, 2016

Elizabeth J. Reza, Esq.
Ropes & Gray
1211 Avenue of the Americas
New York, New York 10036-8704

Re: Stone Ridge Trust V (the "Trust")
File No. 811- 23120; 333-208513

Dear Ms. Reza:

We have reviewed the amended registration statement on Form N-2 filed with the Commission on January 21, 2016, by the Trust. The registration statement concerns an offering of common shares in the Stone Ridge Alternative Lending Risk Premium Fund (the "Fund"), an investment portfolio of the Trust. We have also reviewed the Fund's responses to the Staff Comment Letter dated January 8, 2016, concerning the Fund's initial registration statement filed on December 11, 2015. Based on our review we have additional comments, which are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.

Cover Page

1. In *Investment Strategy*, please explain what the "risk free rate" is in Plain English.

Prospectus

Prospectus Summary

2. In response to Comment #11 in the Staff Letter, it states that "[t]he Adviser does not rely in any way on the alternative lending platforms' judgment when determining which securities are appropriate for the Fund's portfolio." However, on page 6 of the Prospectus, in the third paragraph of *Investment Objectives and Principal Investment Policies*, it states that "[t]he Adviser does not intend to purchase or sell investments for the Fund's portfolio based on an analysis of specific borrowers' abilities to repay their loans or other criteria specific to individual securities," but rather that the Fund will invest in loans that, according to the platform, meet the criteria set by the Adviser. Regarding these statements:

a. Please highlight in the Prospectus the Fund's dependence on the platforms' ability to collect, provide and verify information to the Fund about each loan and borrower.

b. Please disclose in the Prospectus the names of the lending platforms through which the Fund currently intends to invest.

c. Please clarify in this disclosure that, although the Fund conducts diligence on the platforms, the Fund does not have the ability to independently verify the information provided by the platforms. Please also clarify that the Fund will not have access to information about the individual borrowers (*e.g.*, names or other identifying information).

3. On page 6, in *Investment Objectives and Principal Investment Policies*, in the third paragraph it states that the Fund will seek loans that meet certain criteria "such as maturities and durations, borrower and loans types, borrower credit quality and geographic locations of borrower." Please disclose specifically what maturities and durations, borrower and loan types, borrower credit quality and geographic locations that the Fund intends to target. Please also disclose to us whether the criteria that the Fund sets will be completely objective. Could a lending platform have discretion in determining whether a loan or borrower meets the Fund's criteria?

4. Furthermore, on page 6, in *Investment Objectives and Principal Investment Policies*, it states that "[t]he Fund pursues its investment objective by investing primarily in alternative lending-related securities… " and that the Fund considers alternative lending-related securities to include…securities representing an interest in and the right to receive principal and interest payments due on…fractions of whole loans… ." Please explain to us how the Fund will monitor its investment in fractional loans. Also, please disclose the specific risks associated with fractional loans, focusing on those risks that are different than those associated with investment in whole loans. If the Fund does not currently intend to invest in fractions of whole loans, please consider removing this disclosure.

5. In the bullets at the top of page 7, it states that the Fund considers alternative lending-related securities to include "securities issued by special purpose entities that hold either of the foregoing types of alternative lending-related securities ('asset-backed securities')." Please explain to us how the Fund will monitor its investment in these securities and also disclose the specific risks associated with them. If the Fund does not currently intend to invest in asset-backed securities, please consider removing this disclosure.

6. The fourth bullet on page 7 refers to "other similar alternative lending-related assets". In the Fund's response to Comment #15 in the Staff Letter it states the Fund has included this phrase "to include financial instruments that may become available for investment in the alternative lending-related industry in the future." Please delete the references to investing in "other similar alternative lending-related assets" since they refer to types of

securities that do not yet exist and in which the Fund cannot currently invest. Should such financial instruments become available in the future, please confirm that the Fund will revise its prospectus to reflect the specific instruments and their attendant risks.

7. Please disclose the percentage of the Fund's portfolio that will be invested in whole loans, fractions of whole loans and in each other type of security outlined by the bullets at the top of page 7.

8. On page 7, in the first full paragraph, it states that "the Fund intends to concentrate its investments… in alternative lending-related securities." Please re-state the Fund's concentration policy to track the language of the policy disclosed on page 21 of the Fund's Statement of Additional Information.

9. In the next sentence on page 7, it states that [t]he Fund retains the flexibility… to invest in other instruments as the Adviser may consider appropriate from time to time, including those *that enable the Fund to provide risk transfer services*…[emphasis added]." Please disclose what these instruments are as well as any additional risks applicable to these instruments.

10. On page 7, in the third full paragraph, it states that "the Fund is not restricted in its exposure to any particular platform, borrower creditworthiness, line of business, loan purpose, term or form of security or guarantee or any other loan terms or characteristics." Please revise this paragraph to more accurately describe the Fund's intended investment strategy.

11. In the carry-over paragraph on pages 7-8, it states that "[t]he Fund may make investments in alternative lending-related securities directly or indirectly through one or more Subsidiaries." Please explain to us the specific purpose of using Subsidiaries to hold the investments of the Fund.

12. In the same paragraph, at the top of page 8, it states that "[t]he Fund may directly or indirectly invest in and/or sell certain of its alternative lending-related investments to special purpose entities *formed by the Fund*...for the purpose of acquiring alternative lending-related investments *and issuing securities*… . Such asset-backed securities may be issued in different tranches of debt and equity interests with different rights and preferences." Please confirm to us the Fund's intention to issue securities in this regard. Please also review the disclosure in *Securitization Risk* on page 16 and include any additional risks these activities may present to the Fund.

13. On page 9, in *Equity Securities*, please disclose the market capitalization of the Fund's equity investments and the associated risks (*e.g.*, the risks of small and mid-cap securities). Please also disclose here the types of equity securities the Fund invests in as a principal investment strategy (*e.g.*, common stock, preferred securities or convertible securities) and the specific risks associated with each type.

14. Based on your response to Comment #37 in the Staff Letter, please consider supplementing the sections *Regulatory Risk* and *Lender Liability* on page 15.

15. On page 22, in *Repurchase Offers Risk*, it states that its quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act "*generally* will be funded from available cash or sales of portfolio securities." Given that a secondary market does not currently exist for alternative lending-related securities, please disclose how the Fund will assure that its available cash will be sufficient to cover the repurchase offers (*i.e*., will the Fund have procedures to maintain a certain percentage of cash in its portfolio to cover these repurchases?).

Statement of Additional Information

16. With respect to the Fund's policies outlined in *Asset Segregation/Cover* on page 14, please confirm to us that the Fund will cover its derivative transactions in accordance with SEC regulations and Commission Staff Guidance.

17. On page 21, with regard to Fundamental Investment Restriction (4), it states that "[t]his restriction would permit the purchase, sale, or holding of real estate to the extent permitted under the 1940 Act." As the 1940 Act does not prohibit investment in real estate, please disclose here the Fund's policy with respect to real estate investment (*i.e*., can the Fund invest in real estate?).

18. On page 44, in *Tax Status*, it states that "the Fund may invest in REITs." This is the first place this Fund investment is disclosed. Please disclose that the Fund may invest in REITs at an appropriate place within the registration statement, or otherwise please delete this reference.

* * * * * * * *

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel